PUBLIC

18001306

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Mail Processing Section
Received
FEB 27 2018
WASH, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65837

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DEVENIR, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8500 NORMANDALE LAKE BLVD., SUITE 2160
(No. and Street)

Minneapolis	MN	55437
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ERIC REMJESKE 952-345-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ellingson & Ellingson, Ltd.
(Name – *if individual, state last, first, middle name*)

5101 Vernon Ave S #501	Edina	MN	55436
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ERIC REMJESKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DEVENIR, LLC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORI LYNN HANSEN
Notary Public - Minnesota
My Commission Expires Jan 31, 2020

Lori L Hansen
Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELLINGSON & ELLINGSON
CERTIFIED PUBLIC ACCOUNTANTS

ERIK J. (RICK) ELLINGSON, CPA
PATTI ELLINGSON SOLHEIM, CPA
JANE ELLINGSON EHRESMANN, CPA

CELEBRATING 40 YEARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
Devenir, LLC
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Devenir, LLC as of December 31, 2017, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Devenir, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Devenir, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption); Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption)), has been subjected to audit procedures performed in conjunction with the audit of Devenir, LLC's financial statements. The supplemental information is the responsibility of Devenir, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption); Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption)) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ellingson & Ellingson, Ltd.

Ellingson & Ellingson, Ltd.
Edina, Minnesota
February 20, 2018

DEVENIR, LLC

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2017

ASSETS

Assets:		
Cash and cash equivalents	$	109,441
Commissions Receivable		-
	$	109,441

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	70,654
Due to related party		
	$	70,654
Member's equity:		
Member's equity		38,787
		38,787
	$	109,441

The accompanying notes are an integral part of these financial statements.

NOTE 1 NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Devenir, LLC (the Company) is a "fully disclosed introducing" broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB) and is a wholly-owned subsidiary of Devenir Group, LLC (Parent).

The Company is engaged in a single line of business which engages in the following types of services, as agreed to with FINRA:

- Retailing Corporate Debt and Equity Securities
- Mutual Funds and 12b-1 fees
- Broker U.S. Government Securities and sell municipal securities in the secondary markets
- Investment Advisory Services
- Private Placement of Securities

The Company primarily derives its revenue from servicing revenue earned on the sale of securities registered under the Investment Act of 1940.

Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments. The Company maintains its cash in bank deposit accounts, which, at times may exceed federally insured limits. Management believes the Company is not exposed to any significant credit risk related to cash.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Revenue Recognition

Mutual fund servicing, investment servicing commissions or fees and related clearing expenses for securities transactions were recorded on a settlement-date basis. Investment banking fees are earned from providing private placement, merger and acquisition, divesture services, and financial advisory services. These fees are recognized when the related services are completed, and the income is reasonably determinable.

NOTE 1 NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Income or loss of the Company is allocated to the member for income tax purposes. Therefore, no provision for income tax is presented in these financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2014.

NOTE 2 OFF-BALANCE SHEET RISK

The Company's customer securities activities were transacted on a cash basis. As of April 30, 2016, the company no longer had customer securities transactions.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

NOTE 3 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2017, net capital under the rule was $38,787, which exceeded the minimum capital requirement by $33,787. Aggregated indebtedness was $70,654 at December 31, 2017, resulting in a ratio of aggregate indebtedness to net capital ratio of 1.82 to 1. The Company operates under the provisions of section (k)(2)(ii) of Rule 15-c3-3 of the Securities and Exchange Commission since all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is exempt from the remaining provision of the rule.

NOTE 4 RELATED PARTY TRANSACTIONS

The Parent company is the sole owner of the Company and is responsible for maintaining net capital requirements.

The Company has an expense sharing agreement with its Parent for the provision and use of certain property, employee and other services. The agreement is for one year with renewal options. Expenses under the agreement were $1,220,000 in 2017, consisting primarily of compensation, occupancy and professional services. The amount paid to a related party was $1,220,000. As of December 31, 2017, there is an amount due of $0 pursuant to the agreement.

NOTE 5 COMMITMENTS AND CONTINGENCIES

The company does not have any commitments or contingencies

NOTE 6 FAIR VALUE

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

NOTE 7 SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 20, 2018, the date the financial statements were available to be issued and has determined the company had no events occurring subsequent to December 31, 2017 requiring disclosure.